

Singtel


SEC MAIL
RECEIVED
PROCESSING
DEC 2 6 2006
WASH, D.C.
160
SECTION

4 December 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 27 November 2006 to 1 December 2006.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf
Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	*Company Secretary*
Date & Time of Broadcast	01-Dec-2006 12:31:14
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...



Announcement Title * SingTel appoints external candidate as Executive Vice President for its Consumer Division

Description

Attachments:

NR-01122006.pdf

Total size = **78K**

(2048K size limit recommended)


Close Window

SingTel

News Release

SingTel appoints external candidate as Executive Vice President for its Consumer Division

Singapore, 01 December 2006 - Singapore Telecommunications Limited (SingTel) today announced that Mr Quek Peck Leng will be joining the company as Executive Vice President (EVP) of Consumer Division after an exhaustive search within and outside SingTel. His appointment will take effect from 8 December 2006.

Peck Leng, 51, will lead SingTel's Consumer Division which offers a full range of multimedia, mobile and fixed-line communication services to more than four million residents in Singapore.

"We are pleased to welcome Peck Leng to SingTel," said Mr Allen Lew, CEO Singapore. "Peck Leng brings with him a wealth of knowledge about the Singapore consumer market. I am confident that with his years of experience in senior management, he will be a valuable team member and a key leader in our Singapore business."

In his current role as Regional Director, S.E.A/Oceania, of a fast-moving consumer goods company, Peck Leng oversees Singapore, Malaysia, New Zealand and Papua New Guinea, and is accountable for their profitability. Before 1998, Peck Leng was its Director, Group Human Resource, responsible for talent management, people and team development, vital to the success of the fiercely competitive fast moving consumer goods business. Peck Leng was also one of those tasked with keeping the company's flagship brand as the market leader in Singapore.

Peck Leng graduated in 1979 with a Bachelor of Arts degree from the National University of Singapore. He is married and has two children.

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Friday, December 01, 2006 12:31 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, December 01, 2006 12:31:14 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please
check your announcement at the SGX Website to ensure completeness and accuracy of
the information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00019
Submission Date & Time :: 01-Dec-2006 12:30:24
Broadcast Date & Time :: 01-Dec-2006 12:31:14
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/12/2006

TIME: 15:37:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints external candidate as EVP for Consumer Division

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Friday, December 01, 2006 12:37 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	403910.pdf



403910.pdf (78 KB)

ASX confirms the release to the market of Doc ID: 403910 as follows:
Release Time: 01-Dec-2006 15:37:00
ASX Code: SGT
File Name: 403910.pdf
Your Announcement Title: SingTel appoints external candidate as EVP for its Consumer